FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Skoglund,	William			Old Second Bancorp Inc. OSBC				XX Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	c/o The Old Second National Bank of Aurora 37 South River Street						9-30-02

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) XX Form filed by One Reporting Person Form filed by More than
	Aurora,	IL	60506						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Old Second Bancorp Inc. Common Stock

	Common Stock		9-30-02				J	V		31	A	*		6,033*		I		401-(k) Plan

	Common Stock		9-30-02				J	V		104	A	**		19,978**		I		Profit Sharing Plan

	Common Stock													266		D

*	Of this total, 31 shares were allocated during the third quarter pursuant to The Old Second Bancorp Inc. Salary Savings Plan & Trust. Information provided herein is based on information provided by the Plan Trustee as of 9-30-02.
**	Of this total, 104 shares were allocated during the third quarter pursuant to The Old Second Bancorp Inc. Employees Profit Sharing Plan & Trust. Information provided herein is based on information provided by the Plan Trustee as of 9-30-02.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Old Second Bancorp Inc. Phantom Stock		1 for 1		9-30-02				A	V		-0-*	—		N/A	N/A

	Employee Stock Option Right to buy		$29.42-Restated)												12-18-02	12-18-11

	Employee Stock Option Right to buy		$17.82-Restated)												12-19-01	12-19-10

	Employee Stock Option Right to buy		$20.91-Restated)												12-14-00	12-14-09

	Employee Stock Option Right to buy		$19.50-Restated)												12-10-99	12-8-08

	Employee Stock Option Right to buy		$22.71-Restated)												12-18-98	12-9-07

	Employee Stock Option Right to buy		$15.33-Restated)												12-10-97	12-10-06

	Employee Stock Option Right to buy		$13.80-Restated)												12-12-96	12-12-05

	Employee Stock Option Right to buy		$11.70-Restated)												7-1-96	7-11-05

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	0		—		1,375		D

	Common Stock	12,000

	Common Stock	10,000

	Common Stock	8,500

	Common Stock	4,000 Restated to 24,500

	Common Stock	3,300

	Common Stock	2,200

	Common Stock	1,000 Restated to 2,750

	Common Stock	1,100

	Total Options	73,333

Explanation of Responses: *These shares represent stock purchased 6-30-02—9-30-02 in the Phantom Stock Plan for Deferred Directors' Fees. This plan commenced 4-2-01.

/s/ William B. Skoglund	9-30-02
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002